BELL, BOYD & LLOYD

THREE FIRST NATIONAL PLAZA

70 WEST MADISON STREET, SUITE 3300

CHICAGO, IL 60602-4207



312 372-1121

FAX  312 372-2098





August 29, 1997







Fasciano Fund, Inc.

190 South LaSalle Street, Suite 2800

Chicago, IL 60603



Ladies and Gentlemen:



Rule 24f-2 Notice



        We have represented Fasciano Fund, Inc., a Maryland corporation (the "Fund"), in connection with the filing with the Securities and Exchange Commission of the Fund's Rule 24f-2 Notice for the fiscal year ended June 30, 1997 pursuant to Rule 24f-2 under the Investment Company Act of 1940 ("Rule 24f-2"). In this connection, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents or other records, certificates and other papers as we deem it necessary to examine for the purpose of this opinion, including the charter and bylaws of the Fund and resolutions of the board of directors authorizing the issuance of shares.



        Based upon the foregoing examination, we are of the opinion that the 423,612 shares of capital stock sold by the Fund during the fiscal year ended June 30, 1997 in reliance upon registration pursuant to Rule 24f-2 were legally issued, fully paid and nonassessable.



        We consent to the filing of this opinion with the Fund's Rule 24f-2 Notice, on the condition that our opinion is not to be used, published or circulated to any other person without our prior approval. In giving this consent, we do not admit that we are in the category of persons whose consent is required under
Section 7 of the Securities Act of 1933.



Very truly yours,



BELL, BOYD & LLOYD